FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 11, 2021

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2020
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from financial statements prepared using the recognition and measurement requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board except as otherwise noted, and are unaudited.)
Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces fiscal year 2020 net earnings of $218.4 million ($6.29 net earnings per diluted share after payment of preferred share dividends) compared to fiscal year 2019 net earnings of $2,004.1 million ($69.79 net earnings per diluted share after payment of preferred share dividends). Book value per basic share at December 31, 2020 was $478.33 compared to $486.10 at December 31, 2019 (an increase of 0.6% adjusted for the $10 per common share dividend paid in the first quarter of 2020).

"In 2020 all of our insurance and reinsurance companies except Brit achieved a combined ratio below 100%. Our consolidated combined ratio of 97.8% in 2020 included catastrophe losses of $644.3 million or 4.7 combined ratio points and COVID-19 losses of $668.7 million or 4.8 combined ratio points. Core underwriting performance continued to be very strong with a combined ratio excluding COVID-19 losses of 93.0%, continued favourable reserve development and growth in gross premiums written of 12.5%, resulting in operating income of $915.8 million despite the catastrophe and COVID-19 losses.

"Our net losses on investments of approximately $1.5 billion at March 31, 2020 reversed over the remainder of the year and we finished 2020 with net gains of $313.1 million. We continue to focus on being soundly financed and ended the year with approximately $1.3 billion in cash and investments in the holding company. We expect that by end of the first quarter, with the closing of the RiverStone Barbados transaction described below, we will have in excess of $1.0 billion of cash and investments in the holding company, with our credit facility fully paid off.

"Throughout much of last year, I made public statements to the effect that our belief was that Fairfax shares were trading in the market at a ridiculously cheap price. Following our value investing philosophy, since the latter part of 2020 we have purchased total return swaps with respect to 1,407,864 subordinate voting shares of Fairfax with a total market value at the time of those agreements of $484.9 million ($344.45 (Cdn$443.93) per share)," said Prem Watsa, Chairman and Chief Executive Officer.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	Fourth quarter		Year ended December 31,
	2020	2019	2020	2019
	($ millions)
Gross premiums written	4,904.3	4,237.6	19,125.9	17,511.2
Net premiums written	3,727.4	3,221.5	14,864.5	13,835.6

Underwriting profit	166.8	123.8	309.0	394.5
Interest and dividends - insurance and reinsurance	120.3	155.5	560.6	657.0
Share of profit (loss) of associates - insurance and reinsurance	27.9	(28.6)	46.2	56.0
Operating income - insurance and reinsurance	315.0	250.7	915.8	1,107.5
Run-off (excluding net gains (losses) on investments)	(147.0)	(169.7)	(194.6)	(214.7)
Non-insurance companies (excluding net gains (losses) on investments)	(65.0)	(166.3)	(178.7)	(2.4)
Interest expense	(117.1)	(117.0)	(475.9)	(472.0)
Corporate overhead and other income (expense)	15.5	1.0	(252.7)	98.1
Net gains on investments	1,235.8	640.4	313.1	1,716.2
Gain on deconsolidation of insurance subsidiary	—	—	117.1	—
Pre-tax income	1,237.2	439.1	244.1	2,232.7
Recovery of (provision for) income taxes	(278.8)	63.6	(206.7)	(261.5)
Non-controlling interests	(49.3)	169.3	181.0	32.9
Net earnings attributable to shareholders of Fairfax	909.1	672.0	218.4	2,004.1
Highlights for fiscal year 2020 (with comparisons to fiscal year 2019 except as otherwise noted) include the following:
•The consolidated combined ratio of the insurance and reinsurance operations was 97.8%, producing an underwriting profit of $309.0 million despite COVID-19 losses of $668.7 million (primarily at Brit, Odyssey Group and Allied World, and representing 4.8 combined ratio points) and catastrophe losses of $644.3 million (representing 4.7 combined ratio points), compared to a combined ratio of 96.9% and an underwriting profit of $394.5 million in 2019. The insurance and reinsurance operations continued to experience net favourable prior year reserve development, with a benefit of $454.9 million or 3.3 combined ratio points.
•Net premiums written by the insurance and reinsurance operations increased by 11.0% to $14,717.7 million from $13,261.1 million, while gross premiums written increased by 12.5%.
•Float of the insurance and reinsurance operations increased by 10.1% to $22,705.0 million at December 31, 2020 from $20,631.1 million at December 31, 2019.
•Operating income of the insurance and reinsurance operations decreased to $915.8 million from $1,107.5 million, principally reflecting lower underwriting profit, primarily as a result of COVID-19 losses of $668.7 million and higher catastrophe losses, and lower interest and dividends.
•COVID-19 losses of the insurance and reinsurance operations of $668.7 million derived primarily from coverages related to business interruption (approximately 35%, principally from international business) and event cancellation (approximately 34%). Incurred but not reported losses comprised approximately 51% of total COVID-19 losses.
•Operating losses of the non-insurance companies of $178.7 million was primarily comprised of losses, significantly COVID-19 related, from the Restaurants and retail segment of $69.5 million, losses from Thomas Cook India of $66.5 million and losses from the Other segment of $53.7 million (principally losses of $110.1 million at Fairfax Africa, partially offset by income at Dexterra Group and AGT).
•Consolidated interest and dividends of $769.2 million decreased from $880.2 million, primarily reflecting lower interest income earned, principally on U.S. treasury bonds and cash and short term investments, partially offset by higher interest income earned on high quality U.S. corporate bonds.

•Consolidated share of loss of associates of $112.8 million principally reflected impairment losses of $240.3 million (principally related to investments in Quess, Resolute, Atlas Mara and Astarta) and share of loss of Sanmar of $48.6 million and Bangalore Airport of $30.5 million, partially offset by share of profit of Atlas Corp. of $116.4 million and RiverStone Barbados of $113.0 million.
•Interest expense of $475.9 million (inclusive of $62.8 million on accretion of lease liabilities) was primarily comprised of $286.3 million incurred on borrowings by the holding company and the insurance and reinsurance companies and $126.8 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company).
•At December 31, 2020 the company's insurance and reinsurance companies held approximately $16.1 billion in cash and short-dated investments representing approximately 38.3% of portfolio investments (net of derivative obligations), comprised of $13.2 billion of subsidiary cash and short-term investments and $2.9 billion of short-dated U.S. treasuries.
•Net gains on investments of $313.1 million ($1,235.8 million in the fourth quarter) consisted of the following:

	Fourth quarter of 2020
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	21.4	1,159.8	1,181.2
Short equity exposures	(376.6)	238.6	(138.0)
Net equity exposures	(355.2)	1,398.4	1,043.2
Bonds	(23.2)	135.0	111.8
Other	(102.2)	183.0	80.8
	(480.6)	1,716.4	1,235.8

	Year ended December 31, 2020
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	392.9	(21.0)	371.9
Short equity exposures	(703.9)	175.3	(528.6)
Net equity exposures	(311.0)	154.3	(156.7)
Bonds	102.7	459.5	562.2
Other	(542.2)	449.8	(92.4)
	(750.5)	1,063.6	313.1
•Net gains on bonds of $562.2 million principally reflected unrealized appreciation of high quality corporate bonds. Net losses on short equity exposures of $528.6 million resulted from closing out the company's remaining short equity total return swaps. Net losses on Other of $92.4 million primarily reflected the company's investment in U.S. treasury bond forward contracts.
•At March 31, 2020 the company had drawn $1,770.0 million on its credit facility as added liquidity support for its insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic. The company subsequently repaid $1,070.0 million, leaving $700.0 million outstanding at December 31, 2020. The company expects that by the end of the first quarter, with the closing of the RiverStone Barbados transaction, it will have in excess of $1.0 billion of cash and investments in the holding company, with its credit facility fully paid off.
•During 2020, the company provided $1,381.4 million of cash and marketable securities in capital support to its subsidiaries, all to its insurance and reinsurance companies to support growth in a favourable pricing environment and to support fluctuations in their investment portfolios from the economic effects of the COVID-19 pandemic.

•On December 8, 2020, Fairfax Africa completed its transaction with Helios Holdings Limited and was renamed Helios Fairfax Partners ("HFP"). The company deconsolidated Fairfax Africa and commenced accounting for its interest in HFP as an investment in associate, resulting in a loss of $61.5 million that included recycled foreign currency translation losses of $26.9 million and a partial reversal of the initial impairment loss of $164.0 million recorded in the third quarter of 2020 due to an increase in the market traded share price of Fairfax Africa between then and closing.
•On December 2, 2020 the company entered into an agreement with CVC Capital Partners (“CVC”) whereby CVC will acquire 100% of RiverStone Barbados Limited ("RiverStone Barbados"). OMERS, the pension plan for Ontario’s municipal employees, will sell its 40% joint venture interest in RiverStone Barbados as part of the transaction. On closing the holding company expects to receive consideration of approximately $730 million for its 60% joint venture interest in RiverStone Barbados and a contingent value instrument for potential future consideration of up to $235.7 million. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the first quarter of 2021. Pursuant to the agreement with CVC, prior to closing the company entered into an arrangement with RiverStone Barbados to purchase (unless sold earlier) certain investments owned by RiverStone Barbados at a fixed price of approximately $1.2 billion prior to the end of 2022.
•On February 10, 2021 the company entered into an agreement pursuant to which OMERS will acquire an approximate 14% interest in Brit for cash proceeds of approximately $375 million. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in the second quarter of 2021. After closing, the company will retain the flexibility to repurchase OMERS’ interest in Brit over time.
•On November 12, 2020 the company and Allied World entered into an agreement to sell its majority ownership interest in Vault Insurance, with Allied World to retain a 10% stake in Vault following the sale. Scott Carmilani was instrumental in creating and growing Vault and has pivoted from his role with Fairfax to Chairman of the Board of Vault. We are very grateful to Scott for all of his contributions to Fairfax, especially at Allied World, a company which he led from being a start-up to becoming an industry leading and highly successful worldwide insurance and reinsurance business. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the first quarter of 2021.
•The company held $1,252.2 million of cash and investments at the holding company level ($1,229.4 million net of derivative obligations) at December 31, 2020, compared to $975.5 million at December 31, 2019.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 29.7% at December 31, 2020 from 24.5% at December 31, 2019, primarily reflecting the $700.0 million drawn on the credit facility and the issuance of $650.0 million principal amount of 4.625% unsecured senior notes due April 29, 2030.
•During 2020 the company purchased 457,603 subordinate voting shares for treasury and 343,871 for cancellation at an aggregate cost of $238.8 million. From the fourth quarter of 2017 up to December 31, 2020, the company has purchased 1,121,085 subordinate voting shares for treasury and 965,075 subordinate voting shares for cancellation at an aggregate cost of $874.9 million.
•At December 31, 2020, common shareholders' equity was $12,521.1 million, or $478.33 per basic share, compared to $13,042.6 million, or $486.10 per basic share, at December 31, 2019. The decrease in common shareholders' equity per basic share was primarily due to the payment in the first quarter of the annual common share dividend of $275.7 million and unrealized foreign currency translation losses, partially offset by net earnings attributable to shareholders of Fairfax of $218.4 million.

There were 26.4 million and 26.9 million weighted average common shares effectively outstanding during 2020 and 2019 respectively. At December 31, 2020 there were 26,176,506 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, together with segmented premium, combined ratio, prior year reserve development and catastrophe and COVID-19 loss information, follow and form part of this news release.

In presenting the company’s results in this news release, management has included operating income (loss), combined ratio, float and book value per basic share measures. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Float is calculated by the company as the sum of insurance contract liabilities and insurance contract payables, less the sum of insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.
As previously announced, Fairfax will hold a conference call to discuss its 2020 year-end results at 8:30 a.m. Eastern time on Friday February 12, 2021. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, February 26, 2021. The replay may be accessed at 1 (800) 759-4964 (Canada or U.S.) or 1 (203) 369-3596 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Information on
CONSOLIDATED BALANCE SHEETS
as at December 31, 2020 and December 31, 2019
(unaudited - US$ millions)

	December 31, 2020	December 31, 2019
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $79.5; December 31, 2019 – $5.5)	1,252.2	975.5
Insurance contract receivables	5,816.1	5,435.0

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $751.9; December 31, 2019 – $664.8)	13,197.8	10,021.3
Bonds (cost $14,916.1; December 31, 2019 – $15,353.9)	15,734.6	15,618.1
Preferred stocks (cost $268.3; December 31, 2019 – $241.3)	605.2	578.2
Common stocks (cost $4,635.5; December 31, 2019 – $4,158.2)	4,599.1	4,246.6
Investments in associates (fair value $4,154.3; December 31, 2019 – $4,521.7)	4,381.8	4,360.2
Investment in associate held for sale (fair value $729.5; December 31, 2019 – nil)	729.5	—
Derivatives and other invested assets (cost $944.4; December 31, 2019 – $1,168.7)	812.4	759.1
Assets pledged for derivative obligations (cost $196.1; December 31, 2019 – $146.7)	196.4	146.9
Fairfax India (and Fairfax Africa at December 31, 2019) cash, portfolio investments and associates (fair value $2,791.0; December 31, 2019 – $3,559.6)	1,851.8	2,504.6
	42,108.6	38,235.0

Assets held for sale	—	2,785.6
Deferred premium acquisition costs	1,543.7	1,344.3
Recoverable from reinsurers (including recoverables on paid losses – $686.8; December 31, 2019 – $637.3)	10,533.2	9,155.8
Deferred income tax assets	713.9	375.9
Goodwill and intangible assets	6,229.1	6,194.1
Other assets	5,857.2	6,007.3
Total assets	74,054.0	70,508.5

Liabilities
Accounts payable and accrued liabilities	4,996.1	4,814.1
Derivative obligations (including at the holding company – $22.8; December 31, 2019 – $0.3)	189.4	205.9
Liabilities associated with assets held for sale	—	2,035.1
Deferred income tax liabilities	356.4	—
Insurance contract payables	2,964.0	2,591.0
Insurance contract liabilities	39,206.8	35,722.6
Borrowings – holding company and insurance and reinsurance companies	6,614.0	5,156.9
Borrowings – non-insurance companies	2,200.0	2,075.7
Total liabilities	56,526.7	52,601.3

Equity
Common shareholders’ equity	12,521.1	13,042.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	13,856.6	14,378.1
Non-controlling interests	3,670.7	3,529.1
Total equity	17,527.3	17,907.2
	74,054.0	70,508.5

Book value per basic share	$478.33	$486.10

Information on
CONSOLIDATED STATEMENTS OF EARNINGS
for the fourth quarters and years ended December 31, 2020 and 2019
(unaudited - US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2020	2019	2020	2019
Income
Gross premiums written	4,904.3	4,237.6	19,125.9	17,511.2
Net premiums written	3,727.4	3,221.5	14,864.5	13,835.6

Gross premiums earned	4,791.1	4,269.7	17,898.8	16,611.0
Premiums ceded to reinsurers	(1,095.5)	(987.3)	(3,910.1)	(3,381.3)
Net premiums earned	3,695.6	3,282.4	13,988.7	13,229.7
Interest and dividends	164.5	207.8	769.2	880.2
Share of profit (loss) of associates	64.7	(245.5)	(112.8)	169.6
Net gains on investments	1,235.8	640.4	313.1	1,716.2
Gain on deconsolidation of insurance subsidiary	—	—	117.1	—
Other revenue	1,417.5	1,647.9	4,719.6	5,537.1
	6,578.1	5,533.0	19,794.9	21,532.8
Expenses
Losses on claims, gross	3,521.1	3,475.6	12,234.8	11,758.9
Losses on claims, ceded to reinsurers	(1,015.9)	(1,311.8)	(2,910.3)	(3,070.8)
Losses on claims, net	2,505.2	2,163.8	9,324.5	8,688.1
Operating expenses	642.8	654.7	2,536.5	2,476.3
Commissions, net	620.7	582.0	2,355.0	2,206.8
Interest expense	117.1	117.0	475.9	472.0
Other expenses	1,455.1	1,576.4	4,858.9	5,456.9
	5,340.9	5,093.9	19,550.8	19,300.1
Earnings before income taxes	1,237.2	439.1	244.1	2,232.7
Provision for (recovery of) income taxes	278.8	(63.6)	206.7	261.5
Net earnings	958.4	502.7	37.4	1,971.2

Attributable to:
Shareholders of Fairfax	909.1	672.0	218.4	2,004.1
Non-controlling interests	49.3	(169.3)	(181.0)	(32.9)
	958.4	502.7	37.4	1,971.2

Net earnings per share	$34.28	$24.62	$6.59	$72.80
Net earnings per diluted share	$32.68	$23.58	$6.29	$69.79
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	26,194	26,826	26,447	26,901

Information on
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the fourth quarters and years ended December 31, 2020 and 2019
(unaudited - US$ millions)

	Fourth quarter		Year ended December 31,
	2020	2019	2020	2019

Net earnings	958.4	502.7	37.4	1,971.2

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign operations	231.2	133.2	(139.7)	101.4
Losses on hedge of net investment in Canadian subsidiaries	(101.1)	(44.4)	(38.0)	(105.6)
Losses on hedge of net investment in European operations	(37.6)	(9.0)	(75.8)	(35.3)
Share of other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	66.4	24.2	67.4	(37.7)
Net unrealized foreign currency translation losses reclassified to net earnings	26.8	—	188.7	—
	185.7	104.0	2.6	(77.2)
Items that will not be reclassified to net earnings (loss)
Net losses on defined benefit plans	(39.1)	(69.3)	(67.5)	(69.3)
Share of net losses on defined benefit plans of associates	(65.4)	(66.5)	(51.1)	(41.3)
	(104.5)	(135.8)	(118.6)	(110.6)

Other comprehensive income (loss), net of income taxes	81.2	(31.8)	(116.0)	(187.8)
Comprehensive income (loss)	1,039.6	470.9	(78.6)	1,783.4

Attributable to:
Shareholders of Fairfax	900.3	638.3	103.0	1,857.7
Non-controlling interests	139.3	(167.4)	(181.6)	(74.3)
	1,039.6	470.9	(78.6)	1,783.4

SEGMENTED INFORMATION
(unaudited - US$ millions)
Gross premiums written, net premiums written and combined ratios for the insurance and reinsurance operations (excluding Run-off) in the fourth quarters and full years ended December 31, 2020 and 2019 were as follows:
Gross Premiums Written

	Fourth quarter		Year ended December 31,
	2020	2019	2020	2019
Northbridge	499.7	409.5	1,735.2	1,521.5
Odyssey Group	1,270.1	1,022.6	4,446.7	3,816.0
Crum & Forster	816.5	727.0	3,109.4	2,827.8
Zenith National	133.5	144.1	661.7	732.7
Brit	539.5	552.5	2,424.4	2,293.5
Allied World	1,156.4	915.4	4,680.7	3,860.3
Fairfax Asia	93.8	109.3	424.7	438.3
Insurance and Reinsurance - Other	482.7	418.8	1,874.0	1,710.9
Insurance and reinsurance operations	4,992.2	4,299.2	19,356.8	17,201.0

Net Premiums Written

	Fourth quarter		Year ended December 31,
	2020	2019	2020	2019
Northbridge	449.2	375.2	1,540.4	1,350.3
Odyssey Group	1,020.6	883.7	3,789.6	3,393.8
Crum & Forster	654.6	593.2	2,543.0	2,331.5
Zenith National	129.8	141.3	646.1	720.8
Brit	422.2	417.1	1,775.6	1,656.2
Allied World	698.9	431.4	3,017.6	2,428.9
Fairfax Asia	57.1	70.0	221.6	231.2
Insurance and Reinsurance - Other	294.7	298.4	1,183.8	1,148.4
Insurance and reinsurance operations	3,727.1	3,210.3	14,717.7	13,261.1

Combined Ratios

	Fourth quarter		Year ended December 31,
	2020	2019	2020	2019
Northbridge	89.5%	89.4%	92.4%	96.2%
Odyssey Group	81.9%	99.8%	94.7%	97.2%
Crum & Forster	94.7%	97.4%	97.5%	97.6%
Zenith National	92.9%	90.8%	91.9%	85.2%
Brit	125.8%	91.4%	114.0%	96.9%
Allied World	95.9%	93.6%	95.4%	97.5%
Fairfax Asia	89.2%	95.4%	96.8%	97.0%
Insurance and Reinsurance - Other	101.5%	107.9%	99.5%	101.7%
Insurance and reinsurance operations	95.5%	96.2%	97.8%	96.9%

Prior year reserve development and current period catastrophe and COVID-19 losses of the insurance and reinsurance operations (excluding Run-off) in the fourth quarters and full years ended December 31, 2020 and 2019 were as follows:
Net (Favourable) Adverse Prior Year Reserve Development

	Fourth quarter		Year ended December 31,
	2020	2019	2020	2019
Northbridge	(23.9)	(35.2)	(39.2)	(67.1)
Odyssey Group	(128.4)	(144.0)	(219.5)	(229.6)
Crum & Forster	(1.1)	(1.5)	(5.2)	(6.2)
Zenith National	(11.7)	(6.7)	(74.1)	(82.1)
Brit	(20.4)	(36.4)	(62.8)	(46.5)
Allied World	20.2	(47.3)	(5.1)	32.0
Fairfax Asia	(5.5)	(7.3)	(18.5)	(28.3)
Insurance and Reinsurance - Other	(8.7)	(16.4)	(30.5)	(52.0)
Insurance and reinsurance operations	(179.5)	(294.8)	(454.9)	(479.8)

Current Period Catastrophe and COVID-19 Losses

	Fourth quarter				Year ended December 31,
	2020		2019		2020		2019
	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)
Hurricane Laura	36.4	1.0	—	—	148.7	1.1	—	—
Hurricane Sally	59.9	1.6	—	—	69.9	0.5	—	—
Midwest Derecho	8.8	0.2	—	—	55.4	0.4	—	—
Typhoon Hagibis	—	—	146.0	4.5	—	—	146.0	1.2
Typhoon Faxai	—	—	54.7	1.7	—	—	76.1	0.6
Hurricane Dorian	—	—	(9.3)	(0.3)	—	—	66.1	0.5
Other	119.4	3.3	80.1	2.4	370.3	2.7	209.6	1.7
Total catastrophe losses	224.5	6.1	271.5	8.3	644.3	4.7	497.8	4.0
COVID-19 losses	133.1	3.6	—	—	668.7	4.8	—	—
	357.6	9.7	271.5	8.3	1,313.0	9.5	497.8	4.0

(1)    Net of reinstatement premiums.
(2)    Expressed in combined ratio points.